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06019201


SEC MAIL
RECEIVED
PROCESSING
DEC 11 2006
WASH. D.C.
213
SECTION

December 4, 2006

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Major Interests in Shares	December 4, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.


PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MARKS AND SPENCER GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

- FIDELITY INTERNATIONAL
- FMR CORP

AND THEIR SUBSIDIARIES AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE APPENDIX 1

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE APPENDIX 1

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 25P EACH

10) Date of transaction

N/A

11) Date company informed

4 DECEMBER 2006

12) Total holding following this notification

84,710,160 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

5.02%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16) Name and signature of authorised company official responsible for
making this notification

ANTHONY CLARKE

Date of Notification .... 4 DECEMBER 2006 ....

NB: AT THE DATE OF THIS DISCLOSURE MARKS AND SPENCER GROUP PLC HAD 1,688,019,269 ORDINARY 25P SHARES IN ISSUE

APPENDIX 1

Amendment 4

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Marks & Spencer Group Plc

2. Notifiable Interest: Ordinary Shares

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is

entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Michelle Edwards
Associative Director - Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter
by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and
Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Amendment 4

Security: MARKS & SPENCER GROUP PLC

Current ownership percentage; 5.02%

Total Shares Held 84,710,160

Shares in issue: 1,687,387,716

Change in holdings since last filing +1,703,631 ordinary shares

NOMINEE/REGISTERED NAME	SHARES HELD	MANAGEMENT COMPANY	
	569,400	FMTC	NORTHERN TRUST CO
	433,200	FMTC	MELLON BANK N.A.
	7,285,740	FPM	JP MORGAN,
BOURNEMOUTH			
	3,098,610	FPM	STATE STR BK AND TR
CO LNDN (S			
	1,828,500	FPM	HSBC BANK PLC
	1,751,200	FPM	NORTHERN TRUST LONDON
	1,405,400	FPM	JP MORGAN,
BOURNEMOUTH			
	406,514	FPM	BANK OF NEW YORK
BRUSSELS			
	202,800	FPM	MELLON BANK
	171,700	FPM	CHASE MANHTTN BK AG
FRNKFRT (S			
	160,500	FPM	SOCIETE GENERALE
	93,200	FPM	JPMORGAN CHASE BANK
	90,700	FPM	BANKERS TRUST LONDON
	52,100	FPM	MIDLAND SECURITIES
SERVICES			
	19,700	FPM	DEXIA PRIVATBANK
	5,646,400	FMTC	STATE STREET BANK AND
TR CO			
	2,764,700	FMTC	NORTHERN TRUST CO
	2,345,064	FMTC	MELLON BANK N.A.
	1,018,900	FMTC	JPMORGAN CHASE BANK
	990,100	FMTC	BANK OF NEW YORK
	427,346	FMTC	CIBC MELLON TRUST
	149,700	FMTC	BROWN BROTHERS
HARRIMAN AND CO			
	77,477	FMTC	ROYAL TRUST-TORONTO
	36,045,200	FMRCO	BROWN BROTHERS
HARRIMAN AND CO			
	8,427,000	FMRCO	JPMORGAN CHASE BANK
	175,300	FMRCO	NORTHERN TRUST LONDON
	116,700	FMRCO	STATE STREET BANK AND
TR CO			
	76,000	FMRCO	MELLON BANK N.A.
	46,500	FMRCO	NORTHERN TRUST CO
	64,800	FMR	MELLON BANK NA
	2,319,039	FISL	JP MORGAN,
BOURNEMOUTH			

756,000 FIM HK BERMUDA TRUST FAR
EAST HK
1,436,200 FIL JP MORGAN,
BOURNEMOUTH
462,900 FIL HSBC BANK PLC
426,400 FIL NORTHERN TRUST LONDON
404,500 FIL JPMORGAN BOURNEMOUTH
397,980 FIL STATE STR BK AND TR
CO LNDN (S
376,300 FIL BNP PARIBAS, PARIS
(C)
368,800 F1L STATE STREET BANK
AUSTRALIA (C
168,200 FIL BROWN BROTHERS
HARRIMAN AND CO
159,000 FIL NORTHERN TRUST CO
74,600 FIL ING LUXEMBOURG
56,398 FIL MORGAN STANLEY LONDON
7,212 FIL BROWN BROS HARRIMN
LTD LUX
288,500 FIJ MASTER TRUST BANK OF
JAPAN
140,600 FIJ NOMURA TRUST AND
BANKING
76,980 FIJ TRUST&CUST SVCS BK
LTD,TOKO
148,000 F1l JP MORGAN,
BOURNEMOUTH
663,200 FICL STATE STREET BANK AND
TR CO
38,800 FIA(K)L STATE STREET HONG
KONG

END